United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 10, 2025

ISRAEL ACQUISITIONS CORP

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41593	87-3587394
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

12600 Hill Country Blvd, Building R, Suite 275 Bee Cave, Texas	78738
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 508-1531

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one redeemable warrant	ISRLU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	ISRL	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	ISRLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On October 14, 2025, Israel Acquisitions Corp, a Cayman Islands exempted company (the “Company” or “ISRL”) entered into a Letter Agreement (the “Letter Agreement”) with Gadfin Ltd., a company domiciled in Israel (“Gadfin”), pursuant to which (i) Gadfin consented to ISRL entering into an advisory agreement (the “Advisory Agreement”) by and among ISRL, Israel Acquisitions Sponsor LLC, a Delaware limited liability company (the “Sponsor”) and BTIG, LLC (“BTIG”), under which BTIG will serve as capital markets advisor and waive its right to the deferred underwriting commission (the “Deferred Underwriting Commission”) pursuant to the underwriting agreement between BTIG and ISRL dated January 12, 2023 (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 19, 2023) in exchange for the Advisory Fee (as defined below) upon closing of the business combination with Gadfin (the “Business Combination”), (ii) Gadfin agreed that the Advisory Agreement satisfied the requirement under the business combination agreement between Gadfin and ISRL, dated January 26, 2025, as amended (the “BCA”, and the transaction contemplated thereby, the “Transactions”) (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 27, 2025) pursuant to which Gadfin had the right to terminate the BCA if ISRL did not receive a waiver of the Deferred Underwriting Commission within thirty (30) days of July 2, 2025, and waived its related termination right under the BCA, (iii) the Sponsor agreed to forfeit an additional number of ordinary shares of ISRL equal to the number of ordinary shares to be issued to BTIG under the Advisory Agreement and (iv) Gadfin and ISRL agreed that prior to closing Gadfin Regev Holdings Ltd., a company domiciled in Israel (“NewPubco”) shall arrange a Public Offering of Securities Insurance policy to cover any indemnification claims brought by BTIG against NewPubco or ISRL. The Letter Agreement is governed by New York law, and constitutes the entire agreement between the parties with respect to its subject matter.

On October 14, 2025, ISRL entered into the Advisory Agreement, effective October 10, 2025, pursuant to which BTIG agreed to provide strategic and capital markets advisory services to ISRL in connection with its business activities, including the Business Combination. Under the Advisory Agreement, BTIG will advise ISRL on market conditions and capital markets strategy, but will not act as a financial advisor or participate in the offering or solicitation of securities for the Business Combination. As compensation for such services, BTIG will receive an advisory fee of $500,000 in cash (payable from the trust account) and 100,000 Class A ordinary shares, par value $0.0001 per share, of ISRL immediately prior to closing of the Business Combination (the “Advisory Fee”), which will be exchanged for 100,000 ordinary shares of NewPubco, valued at $10.00 per share, upon consummation of the Business Combination. In exchange, BTIG waived its right to the Deferred Underwriting Commission, conditioned upon payment of the Advisory Fee and closing of the Business Combination. The Advisory Agreement also provides BTIG with a three-year exclusive right of first refusal to act as lead underwriter for the next special purpose acquisition company initial public offering undertaken by ISRL or the Sponsor under certain conditions and indemnification protections. The Advisory Agreement is governed by New York law and allows BTIG to terminate at any time, in which case it forfeits both the Advisory Fee and the Deferred Underwriting Commission.

The foregoing descriptions of the Letter Agreement and Advisory Agreement are only summaries and are qualified in their entirety by reference to the full text of the Letter Agreement and Advisory Agreement, which are attached hereto as Exhibits 10.1 and 10.2, respectively, and incorporated by reference herein.

Forward Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. ISRL and Gadfin have based these forward-looking statements on each of its current expectations and projections about future events. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics and the likelihood and ability of the parties to successfully consummate the Transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Gadfin’s and ISRL’s respective management teams and are not predictions of actual performance. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may materially differ from assumptions. Many actual events and circumstances are beyond the control of ISRL and Gadfin. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about ISRL and Gadfin that may cause each of its actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include changes in domestic and foreign business changes in the competitive environment in which Gadfin operates; Gadfin’s ability to manage its growth prospects, meet its operational and financial targets, and execute its strategy; the impact of any economic disruptions, decreased market demand and other macroeconomic factors, including the effect of a global pandemic, to Gadfin’s business, projected results of operations, financial performance or other financial metrics; Gadfin’s reliance on its senior management team and key employees; risks related to liquidity, capital resources and capital expenditures; failure to comply with applicable laws and regulations or changes in the regulatory environment in which Gadfin operates; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries that Gadfin may face; assumptions or analyses used for Gadfin’s forecasts proving to be incorrect and causing its actual operating and financial results to be significantly below its forecasts, including as a result of, among other things, the inability to sign new contracts or secure necessary financial resources as anticipated; an acquisition not occurring as planned and negatively affecting operating results; the inability of the parties to successfully or timely consummate the Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewPubco, which will be the combined company upon closing of the Transactions, or the expected benefits of the Transactions or that the approval of the shareholders of ISRL is not obtained; the risk that shareholders of ISRL could elect to have their shares redeemed by ISRL, thus leaving NewPubco with insufficient cash to complete the Transactions or grow its business; the outcome of any legal proceedings that may be instituted against Gadfin or ISRL; failure to realize the anticipated benefits of the Transactions; risks relating to the uncertainty of the projected financial information with respect to Gadfin; the effects of competition; changes in applicable laws or regulations; the ability of Gadfin to manage expenses and recruit and retain key employees; the ability of ISRL or NewPubco to issue equity or equity linked securities in connection with the Transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; a potential U.S. government shutdown; the impact of certain geopolitical events, including wars in Ukraine and the surrounding region, the war between Israel and Hamas, the war between Israel and Iran, and conflict in the Middle East; the impact of a future pandemic on Gadfin, ISRL or NewPubco’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; those factors discussed in under the heading “Risk Factors” in the registration statement on Form F-4 confidentially submitted to the SEC by NewPubco (the “Registration Statement”) (when publicly filed), as may be amended from time to time, and other documents filed, or to be filed, with the SEC by ISRL or NewPubco. If any of these risks materialize or Gadfin’s or ISRL’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Gadfin nor ISRL presently know or that Gadfin and ISRL currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Gadfin’s and ISRL’s expectations, plans or forecasts of future events and views as of the date of this communication. Gadfin and ISRL anticipate that subsequent events and developments will cause Gadfin’s and ISRL’s assessments to change. However, while Gadfin and ISRL may elect to update these forward-looking statements at some point in the future, Gadfin and ISRL specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Gadfin and ISRL’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. An investment in Gadfin, NewPubco, or ISRL is not an investment in any of Gadfin’s, NewPubco’s, or ISRL’s respective founders’ or sponsors’ past investments or companies or any funds affiliated with any of the foregoing. The historical results of these investments are not indicative of future performance of Gadfin, NewPubco, or ISRL, which may differ materially from the performance of past investments, companies or affiliated funds.

 Additional Information and Where to Find It / Non-Solicitation

Additional information about the Business Combination, including a copy of the BCA, is disclosed in the Current Report on Form 8-K that ISRL filed with the SEC on January 27, 2025 and is available at www.sec.gov. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at https://israelacquisitionscorp.com/ or upon written request to the Company, 12600 Hill Country Blvd, Building R, Suite 275, Bee Cave, Texas, 78738. In connection with the Transactions, the Company confidentially submitted the Registration Statement, which includes a preliminary proxy statement/prospectus, with the SEC. The definitive proxy statement/prospectus will be sent to the shareholders of the Company. The Company and Gadfin also will file other documents regarding the Transactions with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the definitive proxy statement/prospectus, when available, and all other relevant documents filed or that will be filed with the SEC in connection with the Transactions as they become available because they will contain important information about the Transactions.

Participants in the Solicitation

Gadfin, NewPubco, ISRL, the Sponsor and their respective directors and executive officers may be deemed participants in the solicitation of proxies from ISRL’s shareholders with respect to the Transactions and other matters described in the Registration Statement. A list of the names of ISRL’s directors and executive officers and a description of their interests in ISRL is set forth in ISRL’s filings with the SEC (including the Registration Statement, when publicly filed, and Annual Reports and Quarterly Reports filed by ISRL with the SEC on Forms 10-K and 10-Q, respectively) and are available free of charge at the SEC’s website located at www.sec.gov, or by directing a written request to Israel Acquisitions Corp at 12600 Hill Country Blvd, Building R, Suite 275, Bee Cave, TX 78738. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the definitive proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Letter Agreement, dated as of October 14, 2025, by and among, ISRL, the Sponsor, and Gadfin Ltd.
10.2	Advisory Agreement, dated as of October 14, 2025, by and among ISRL, the Sponsor, and BTIG.
104	Cover Page Interactive Data File (embedded within the Inline document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ISRAEL AcquisitionS Corp

	By:	/s/ Ziv Elul
		Name:	Ziv Elul
		Title:	Chief Executive Officer and Director

Dated: October 16, 2025